Exhibit 99.1

ZTO Announces Appointment of Chief Operating Officer

SHANGHAI, May 17, 2017 /PRNewswire/ — ZTO Express (Cayman) Inc. (the “Company” or “ZTO”) (NYSE: ZTO), a leading and fast-growing express delivery company in China, today announced the appointment of Mr. Hongqun Hu as the chief operating officer of the Company, effective May 12, 2017.

Mr. Hongqun Hu has served as the chairman of Zhejiang Tonglu Rural Commercial Bank, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank. Mr. Hu has thirty years of experience in financial services and management.  Mr. Hu received an executive MBA degree from Zhejiang University, and a bachelor’s degree in finance from Ningbo University.

“We are very pleased to welcome Mr. Hu as our Chief Operating Officer,” commented Mr. Meisong Lai, ZTO’ s chairman and chief executive officer. “We are keen to work together with him closely on the continued growth of our business in the coming years.”

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://ir.zto.com.

Contacts:

ZTO

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

SOURCE ZTO Express (Cayman) Inc.